EX-99.W

ASSIGNMENT AGREEMENT

          This Assignment Agreement (the "Assignment Agreement") dated as of January 15, 2008, by and between Prencen Lending LLC, a Delaware limited liability company (the "Assignor") and Prencen LLC, a Delaware limited liability company (the "Assignee").

          Reference is made to that (a) certain letter agreement, dated as of November 19, 2007 (the "Letter Agreement"), by and between Ascendia Brands, Inc., a Delaware corporation, with headquarters located at 100 American Metro Boulevard, Suite 108, Hamilton, NJ 08619 (the "Company") and the Assignor, pursuant to which the Company issued to the Assignor (i) an unsecured convertible note in the principal amount of $2,000,000 (the "Note") and (ii) a Series A Warrant, Warrant No. A-2, entitling the Assignor to acquire 3,000,000 shares of Common Stock (the "Warrant", and together with the Note, the "Assigned Securities") and (b) certain Securities Purchase Agreement, dated as of January 15, 2008, by and among the Company, the Assignee and the other investors signatory thereto (the "Securities Purchase Agreement").

          The Assignor and the Assignee hereby agree, for good and valuable consideration, as follows:

1.

This agreement shall become effective on such date (the "Effective Date") at the later of (i) the date the Assignor and the Assignee have executed and delivered this Assignment Agreement and (ii) the business day immediately prior to the Closing Date (as defined in the Securities Purchase Agreement).

2.

As of the Effective Date, the Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, all of the Assignor's rights, title and interest in, and obligations under the Assigned Securities and the Letter Agreement.

3.

As of the Effective Date, the Assignee (i) agrees that it will perform in accordance with their terms all of the agreements and obligations which by the terms of the Letter Agreement are require to be performed by it and, as of the Effective Date, the terms of the Letter Agreement shall be the binding obligations of the Assignee; (ii) represents and warrants that the representations and warranties of the Assignor contained in the Letter Agreement are true and correct as if made by the Assignee on the date hereof; and (iii) agrees that it shall execute and deliver such additional documents assuming the obligations of the Assignor and perform all tasks reasonably requested by the Company to effect the assignment contemplated hereby.

4.

As of the Effective Date, (i) the Assignee shall be a party to the Letter Agreement and, to the extent provided in this Assignment Agreement, have the rights and obligations under the Letter Agreement of the Assignor, (ii) the Assignee shall be the owner of the Assigned Securities and (iii) the Assignor shall, to the extent provided in this Assignment Agreement, relinquish all its rights and be released from its obligations and liabilities under the Letter Agreement.

5.

Each of the parties represents and warrants that it is duly authorized to enter into this Assignment Agreement. This Assignment Agreement shall be binding on each of the parties' successors and permitted assigns. This Assignment Agreement is personal to the parties and may not be assigned or transferred by either party without the prior written consent of the other party.

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          IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

THE ASSIGNOR:

PRENCEN LENDING LLC
By:	Prentice Capital Management, LP,
as Manager

By:	/s/ Mathew Hoffman
Name: Mathew Hoffman
Title: General Counsel

THE ASSIGNEE:

PRENCEN LLC
By:	Prentice Capital Management, LP,
as Manager

By:	/s/ Mathew Hoffman
Name: Mathew Hoffman
Title: General Counsel